Exhibit 99.02

NuStar Asphalt LLC
Consolidated Financial Statements
December 31, 2013 and 2012
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
The Members
NuStar Asphalt LLC:
Report on the Financial Statements
We have audited the accompanying consolidated financial statements of NuStar Asphalt LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows, and members’ equity for the year ended December 31, 2013 and for the period from September 28, 2012 (inception) to December 31, 2012, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of NuStar Asphalt LLC and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the year ended December 31, 2013 and for the period from September 28, 2012 (inception) to December 31, 2012 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
San Antonio, Texas
February 28, 2014

NUSTAR ASPHALT LLC
Consolidated Balance Sheets
(Thousands of dollars)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$1,130	$32,253
Accounts receivable, net of allowance for doubtful accounts of
$429 and $0, respectively	56,803	81,054
Inventories	194,989	248,024
Other current assets	6,135	4,512
Total current assets	259,057	365,843

Property, plant and equipment	215,881	193,058
Accumulated depreciation	(13,674)	(2,656)
Property, plant and equipment, net	202,207	190,402
Other long-term assets, net	42,860	50,582
Total assets	$504,124	$606,827

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$53,716	$48,835
Payable to related parties	51,221	114,061
Accrued interest payable	27	272
Accrued liabilities	5,133	11,576
Taxes other than income tax	785	720
Total current liabilities	110,882	175,464

Long-term debt	90,000	133,000
Long-term debt to NuStar Logistics, L.P.	176,672	95,711
Other long-term liabilities	6,548	2,848
Commitments and contingencies (Note 6)

Members’ equity	120,710	199,804
Accumulated other comprehensive loss	(688)	—
Total members’ equity	120,022	199,804
Total liabilities and members’ equity	$504,124	$606,827

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Consolidated Statements of Operations
(Thousands of dollars)

	Year ended December 31, 2013	Period from September 28, 2012 (inception) to December 31, 2012

Product sales	$1,589,912	$451,970
Cost of product sales	1,543,316	441,411
Gross margin	46,596	10,559

Operating expenses	74,325	23,260
Depreciation expense	11,017	2,656
General and administrative expenses	25,854	4,215

Operating loss	(64,600)	(19,572)
Interest expense	(15,250)	(3,319)
Other income (expense), net	152	(4,305)

Net loss	$(79,698)	$(27,196)

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Consolidated Statements of Comprehensive Loss
(Thousands of dollars)

	Year ended December 31, 2013	Period from September 28, 2012 (inception) to December 31, 2012

Net loss	$(79,698)	$(27,196)
Other comprehensive income:
Defined benefit pension plans:
Prior service cost	(1,259)	—
Net actuarial gain	571	—
Total other comprehensive loss	(688)	—
Comprehensive loss	$(80,386)	$(27,196)

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Consolidated Statements of Cash Flows
(Thousands of dollars)

	Year ended December 31, 2013	Period from September 28, 2012 (inception) to December 31, 2012

Cash flows from operating activities:
Net loss	$(79,698)	$(27,196)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	11,017	2,656
Amortization of debt issuance costs	2,395	645
NuStar unit long-term incentive expense (note 9)	604	—
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	24,251	(81,054)
Decrease in receivable from related party	—	5,678
(Increase) decrease in inventories	58,348	(244,957)
(Increase) in other current assets	(1,623)	(3,580)
Increase in accounts payable	5,869	43,944
Increase (decrease) in payable to related parties	(62,840)	114,061
Increase (decrease) in accrued interest payable	(245)	272
Increase (decrease) in accrued liabilities	(6,443)	10,759
Increase (decrease) in taxes other than income	65	(582)
Decrease in other long-term assets	14	—
Increase in other long-term liabilities	2,681	—
Other	1	48
Net cash used in operating activities	(45,604)	(179,306)

Cash flows from investing activities:
Capital expenditures	(23,480)	(4,825)
Net cash used in investing activities	(23,480)	(4,825)

Cash flows from financing activities:
Proceeds from long-term debt borrowings, net of issuance costs
of $0 and $12,381, respectively	659,472	291,330
Long-term debt repayments	(621,511)	(75,000)
Net cash provided by financing activities	37,961	216,330
Net (decrease) increase in cash	(31,123)	32,199
Cash as of the beginning of the period	32,253	54
Cash as of the end of the period	$1,130	$32,253

Supplemental cash flow information:
Cash paid for interest	$13,950	$1,182

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Consolidated Statements of Members’ Equity
Year ended December 31, 2013 and period from September 28, 2012 (inception) to
December 31, 2012
(Thousands of dollars)

	Asphalt Acquisition LLC	NuStar Logistics, L.P.	Accumulated other
	Class A Interests	Class B Interests	Comprehensive loss	Total

Balance at inception (September 28, 2012)	$—	$—	$—	$—

Transactions to form joint venture (note 1)	175,000	52,000	—	227,000
Net loss	(11,079)	(16,117)	—	(27,196)

Balance as of December 31, 2012	163,921	35,883	—	199,804

Contributions (note 9)	—	604	—	604
Net loss	(30,099)	(49,599)	—	(79,698)
Other comprehensive loss	—	—	(688)	(688)

Balance as of December 31, 2013	$133,822	$(13,112)	$(688)	$120,022

See accompanying notes to the consolidated financial statements.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements

1. Organization and Operations
Organization
NuStar Asphalt LLC (NuStar Asphalt) is a Delaware limited liability company formed for the purpose of creating a joint venture to own and operate certain refining and marketing operations. These operations include the refining and marketing of asphalt and other refined products from the refinery located in Paulsboro, New Jersey, the Savannah, Georgia facility, and other third‑party owned terminals.
The following transactions occurred on September 28, 2012 (collectively, the Transactions) to form the joint venture between NuStar Logistics, L.P. (NuStar Logistics) and an affiliate of Lindsay Goldberg LLC (LG), a private investment firm:

•
NuStar Logistics contributed 100% of the membership interests of NuStar Asphalt Refining, LLC, and NuStar Marketing LLC to NuStar Asphalt in exchange for 100% of the membership interests of NuStar Asphalt;

•	NuStar Logistics sold a 50% voting interest in NuStar Asphalt consisting of the Class A equity interests (Class A Interest) to LG for $175.0 million; and

•	NuStar Logistics’ remaining membership interests in NuStar Asphalt were converted into Class B equity interests (Class B Interest) with a fair value of $52.0 million.
The operations of NuStar Asphalt commenced on September 28, 2012 (the Inception).
Unless otherwise indicated, the terms “NuStar Asphalt,” “the Company,” “we,” “us” and “our” are used in this report to refer to NuStar Asphalt, to one or more of its consolidated subsidiaries or to NuStar Asphalt and all of its subsidiaries taken as a whole.
NuStar GP, LLC is the general partner of NuStar Energy’s general partner and provided the employees that performed all operating services for NuStar Asphalt through December 31, 2012. As of January 1, 2013, these employees became employees of NuStar Asphalt Refining LLC, a wholly owned subsidiary of NuStar Asphalt.
NuStar Logistics and LG (together, the Members) have limited personal liability for our obligations or debts. Our Board of Managers manages the Company, pursuant to our Amended and Restated Limited Liability Company Agreement (the LLC Agreement). The Board of Managers consists of eight members, four of whom are appointed by LG and four of whom are appointed by NuStar Logistics.
Operations
The Paulsboro refinery is located in Paulsboro, New Jersey on the Delaware River and has a production capacity of 74,000 barrels per day. Its location on the Delaware River allows for direct access to receipts and shipments. The refinery consists of two petroleum refining units, a liquid storage terminal for petroleum and chemical products, three marine docks, a polymer‑modified asphalt production facility and a testing laboratory. The Paulsboro refinery has storage capacity of 4.1 million barrels and supplies various asphalt grades by ship, barge, railcar and tanker trucks to asphalt terminals in the northeastern United States. In addition to asphalt, the refinery produces other petroleum products that are sold to refiners, traders and other customers.
The Savannah facility is located in Savannah, Georgia adjacent to the Savannah River, which allows for direct access to receipts and shipments. In 2012, we temporarily ceased refining operations at the Savannah facility and began to operate it as an asphalt and crude terminal. The Savannah facility has storage capacity of 1.2 million barrels and can supply various asphalt grades by truck, rail and marine vessel. The facility can receive crude by rail and marine vessel and supply crude by marine vessel.
We produce several grades of asphalt products for various applications. Those applications include hot mix paving, which is used in road construction, roofing shingles for housing construction, asphalt emulsions and

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

asphalt cutbacks used for street maintenance, as well as polymer‑modified asphalt, which is a premium asphalt cement used for roads with heavy traffic in harsh weather conditions. The majority of our asphalt customers are road and bridge construction companies who operate asphalt hot mix plants that combine rock aggregate with asphalt to make road pavements. Our customers serve the private commercial sector by building residential roads, parking lots, asphalt paths and courts as well as the public sector by building highways and transportation infrastructure for the various state Departments of Transportation. During 2013, we obtained the majority of the crude oil processed in our asphalt refinery from NuStar Logistics, which it obtains under a long‑term crude supply agreement with Petróleos de Venezuela S. A. (PDVSA), the national oil company of Venezuela. Effective January 1, 2014, the PDVSA contract was terminated.
2. Summary of Significant Accounting Policies

(a)	Consolidation
The accompanying consolidated financial statements represent the consolidated operations of the Company and our subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates
The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews their estimates based on currently available information. Management may revise estimates due to changes in facts and circumstances.

(c)	Cash and Cash Equivalents
All highly liquid investments with original maturities of three months or less at date of purchase are carried at cost, which approximates fair value, and are considered to be cash equivalents.

(d)	Accounts Receivable
Accounts receivable represent valid claims against nonaffiliated customers for products sold. We extend credit terms to certain customers after review of various credit indicators, including the customer’s credit rating. Outstanding customer receivable balances are regularly reviewed for possible nonpayment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectability at the time of their review. Accounts receivable are presented net of an allowance for doubtful accounts of $0.4 million and zero at December 31, 2013 and 2012, respectively.

(e)	Inventories
Inventories consist of crude oil, asphalt, other refined products, and materials and supplies. Inventories are valued at the lower of cost or market. Cost is determined using the weighted average cost method. Our inventory, other than materials and supplies, consists of one end‑product category, petroleum products. Accordingly, we determine lower of cost or market adjustments on an aggregate basis. Materials and supplies are valued at the lower of average cost or market.

(f)	Property, Plant and Equipment
We record additions to property, plant and equipment, including reliability and strategic capital expenditures, at cost.
Reliability capital expenditures are capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Strategic capital expenditures are capital expenditures to expand or upgrade the operating capacity, increase efficiency or increase the earnings potential of existing assets, whether through construction or acquisition, along with certain capital expenditures related to support functions. Repair and maintenance costs associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

Depreciation of property, plant and equipment is recorded on a straight‑line basis over the estimated useful lives of the related assets. Gains or losses on sales or other dispositions of property are recorded in income and are reported in “Other income (expense), net” in the consolidated statements of operations. When property, plant or equipment is retired or otherwise disposed of, the difference between the carrying value and the net proceeds is recognized in the year retired.
We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We perform the evaluation of recoverability using undiscounted estimated net cash flows generated by the related asset. If we deem an asset to be impaired, we determine the amount of impairment as the amount by which the net carrying value exceeds its fair value. We believe that the carrying amounts of our property, plant and equipment as of December 31, 2013 and 2012 are recoverable.

(g)	Other Long‑Term Assets
As of December 31, 2013 and 2012, other long‑term assets primarily include refinery tank heel and line fill inventory of $33.6 million and $39.0 million, respectively, and deferred financing costs of $9.2 million and $11.6 million, respectively, which we amortize over the life of the related debt obligation using the effective‑interest method.

(h)	Taxes Other than Income Taxes
Taxes other than income taxes include liabilities for ad valorem taxes, sales and use taxes, excise fees and taxes.

(i)	Income Taxes
We are classified as a partnership for income tax purposes and are not subject to federal or state income taxes. Accordingly, our taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is included in the federal and state income tax returns of the individual Members.

(j)	Pension and Other Postretirement Benefits
We recognize the overfunded or underfunded status of our defined benefit pension or postretirement plans as an asset or a liability as of the balance sheet dates. We record changes in the funded status of our plans as a component of comprehensive income (loss) in the year the changes occur.

(k)	Environmental Remediation Costs
Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. These environmental obligations are based on estimates of probable undiscounted future costs over a 20‑year time period using currently available technology and applying current regulations, as well as our own internal environmental policies. The environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods. As of December 31, 2013 and 2012, $0.5 million was classified as current and included in “Accrued liabilities”, and $2.9 million and $2.8 million, respectively, was included in “Other long‑term liabilities” on the consolidated balance sheets related to estimated future environmental remediation costs.

(l)	Revenue Recognition
Revenues from the sale of asphalt, crude oil and other petroleum products are recognized when product is delivered to the customer and title and risk pass to the customer. We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use and some excise taxes. These taxes are not included in revenue.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

(m)	Income Allocation
Our net income (loss) for each reporting period is first allocated to LG in an amount equal to LG’s preferential distribution calculated per the LLC agreement for the respective reporting period. We allocate the remaining net income (loss) among the Members in accordance with the percentage interest attributable to their Membership Interest. See note 10. Members’ Equity for a discussion of LG’s preferential distribution.

(n)	Operating Leases
We recognize rent expense on a straight‑line basis over the lease term.
3. Inventories
Inventories consisted of the following:

	December 31
	2013	2012
	(Thousands of dollars)

Crude oil	$78,706	$109,668
Finished products	114,600	136,338
Materials and supplies	1,683	2,018
Total	$194,989	$248,024

Our finished products consist of asphalt and other refined products. Materials and supplies mainly consist of maintenance materials, chemicals and other supplies used in our operations.

4. Property, Plant and Equipment
Property, plant and equipment consisted of the following:

	Estimated
	Useful	December 31
	Lives	2013	2012
	(Years)	(Thousands of Dollars)

Land		$13,036	$13,036
Land and leasehold improvements	10 - 35	8,368	6,924
Buildings	15 - 40	4,501	3,829
Storage and terminal equipment	15 - 35	46,432	37,109
Refining equipment	15 - 35	124,524	121,831
Construction in progress		19,020	10,329
Total		215,881	193,058
Less accumulated depreciation and amortization		(13,674)	(2,656)
Property, plant and
equipment, net		$202,207	$190,402

Depreciation expense for property, plant and equipment totaled $11.0 million and $2.7 million for the year ended December 31, 2013 and for the period from September 28, 2012 to December 31, 2012, respectively.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

5. Debt
On September 28, 2012, we entered into a $450.0 million, five‑year senior secured asset‑based revolving credit facility (the ABL Facility), available to fund working capital needs and for general corporate purposes. The ABL Facility includes the ability to issue letters of credit totaling $100.0 million. The ABL Facility matures on September 28, 2017 and bears interest based on either an alternative base rate or a LIBOR‑based rate. We recognize interest expense ratably over the term of the facility in “Interest expense” on the consolidated statements of operations. As of December 31, 2013 and 2012, our interest rate was 3.2%. For the year ended December 31, 2013 and for the period from September 28, 2012 to December 31, 2012, the weighted average interest rate relating to borrowings under the ABL Facility was 3.2% and 3.5%, respectively.
Borrowings under the ABL Facility are subject to and secured by a borrowing base consisting of eligible accounts receivable and eligible inventory. In addition, the ABL Facility includes a first priority lien on cash and cash equivalents, and machinery and equipment. If the excess availability (borrowing base less actual borrowings) under the ABL Facility falls below the greater of $25.0 million, and 12.5% of the borrowing base (the Covenant Trigger), we are required to maintain a minimum Fixed Charge Coverage Ratio (as defined) of 1.00‑to‑1.00. The Fixed Charge Coverage Ratio is required to be calculated quarterly based upon the most recent trailing four‑quarter period. Furthermore, if the excess availability falls below the greater of $30.0 million, and 15% of the borrowing base for five consecutive days, or if there is an event of default, a cash dominion clause will be triggered. During a period of cash dominion, all cash in deposit accounts will be swept automatically to repay the loan balance. Finally, the ABL Facility prohibits certain restricted payments, including repayment of subordinated debt and payments to equity holders, unless we maintain excess availability of:

•	the greater of $30.0 million and 20% of the borrowing base if the Fixed Charge Coverage Ratio is greater than or equal to 1.15‑to‑1.00; or

•	the greater of $40.0 million and 25% of the borrowing base if the Fixed Charge Coverage Ratio is less than 1.15‑to‑1.00.

As of December 31, 2013 and 2012, the Fixed Charge Coverage Ratio was negative 6.13‑to‑1.00 and negative 5.08‑to‑1.00, respectively. However, our excess availability exceeded the amount required by the Covenant Trigger. We are in compliance with the terms of the ABL Facility as of December 31, 2013 and 2012, and for the year ended December 31, 2013 and the period from September 28, 2012 (Inception) to December 31, 2012.
On September 28, 2012, we also entered into a $250.0 million seven‑year unsecured revolving credit facility agreement with NuStar Logistics (the NuStar Facility), available to fund working capital needs and for general corporate purposes. See note 8. Related Party Transactions for additional discussion of our related party agreements.
6. Commitments and Contingencies
Commitments
The following table presents future minimum rental payments applicable to all noncancelable operating lease and purchase obligations as of December 31, 2013:

	Payments Due by Period
	2014	2015	2016	2017	2018	Thereafter	Total
	(Thousands of Dollars)
Operating leases	$54,561	$50,693	$22,963	$8,905	$4,669	$512	$142,303
Purchase obligations	3,151	788	—	—	—	—	3,939

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

Our operating leases and purchase obligations consist primarily of the following:

•	leases of storage terminals with terms ranging from one to four years;

•	leases for rail cars with lease terms ranging from two to five years;

•	leases for barges and tugs for a five year term; and

•	contract of affreightment for cargo shipments with a four year term.
Rental expense for all operating leases totaled $48.0 million and $8.5 million for the year ended December 31, 2013 and for the period from September 28, 2012 to December 31, 2012, respectively.
Contingencies
Our operations are subject to extensive federal, state, and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management and pollution preventive measures. Although we believe our operations generally comply with applicable environmental regulations, risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future. As environmental and safety laws and regulations are becoming more complex and stringent and new environmental and safety laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental, health and safety matters will likely increase.
From time to time we may become involved in various legal matters arising in the ordinary course of business. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. As of December 31, 2013 and 2012, we have accrued $0.8 million and zero, respectively, in “Accrued liabilities” on the consolidated balance sheets related to various legal matters.
7. Fair Value Measurements
We recognized accounts receivable, accounts payable, payable to related party, and long‑term debt in our consolidated balance sheets at their carrying amount. The fair values of these financial instruments, except for debt, approximate their carrying amounts due to the relatively short period to maturity of these instruments.
We segregate the inputs used in measuring fair value into three levels: Level 1, defined as observable inputs such as quoted prices for identical assets or liabilities in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists.
The estimated fair value and carrying amount of our debt was as follows:

	December 31, 2013		December 31, 2012
	Fair Value	Carrying amount	Fair Value	Carrying Amount
	(Thousands of dollars)

Long-term debt	$90,662	$90,000	$128,925	$133,000
Long-term debt to NuStar Logistics, L.P.	133,416	176,672	91,705	95,711

We estimated the fair values of our debt using a discounted cash flow analysis using current incremental borrowing rates for similar types of borrowing arrangements and determined the fair value falls in Level 2 of the fair value hierarchy.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

8. Related Party Transactions
The following table summarizes information pertaining to transactions with related parties:

	Year ended December 31, 2013	Period From September 28, 2012 (inception) to December 31, 2012
	(Thousands of dollars)

Revenue	$250	$—
Operating expenses	17,898	11,395
General and administrative expenses	7,912	3,491
Interest expense	6,113	1,219

Financing Agreements and Credit Support. The NuStar Facility is an unsecured revolving credit facility provided by NuStar Logistics available to fund working capital needs and for general corporate purposes. The NuStar Facility has an aggregate principal amount of $250.0 million, and matures on September 28, 2019. Borrowings under the NuStar Facility bear interest based on either an alternative base rate or a LIBOR‑based rate. In the event NuStar Logistics no longer owns an equity interest in NuStar Asphalt, the interest rate increases and the availability under the NuStar Facility is reduced to a maximum of $167.0 million after two years and $83.0 million after three years. We recognize interest expense ratably over the term of the facility in “Interest expense” on the consolidated statements of operations. As of December 31, 2013 and 2012, the interest rate was 3.2% and 2.8%, respectively, and the weighted average interest rate related to borrowings under the NuStar Facility for the year ended December 31, 2013 and during the period from September 28, 2012 to December 31, 2012 was 3.2% and 3.0%, respectively. As of December 31, 2013 and 2012, borrowings outstanding under the NuStar Facility totaled $176.7 million and $95.7 million, respectively, and we had $73.3 million and $154.3 million, respectively, available for borrowing. For the year ended December 31, 2013 and for the period from September 28, 2012 to December 31, 2012, we borrowed $355.5 million and $170.7 million, respectively, and repaid $274.5 million and $75.0 million, respectively, under the NuStar Facility. See note 12. Subsequent Events for additional discussion on the NuStar Facility.
In addition, during the term of the NuStar Facility, NuStar Logistics agreed to provide us with credit support, such as guarantees, letters of credit and cash collateral, as applicable, of up to $150.0 million. As of December 31, 2013 and 2012, NuStar Logistics had issued guarantees and letters of credit for commodity purchases, lease obligations and certain utilities for NuStar Asphalt totaling $89.4 million and $137.1 million, respectively. In addition, NuStar Logistics has issued guarantees to utility and railcar leasing companies that do not specify a maximum amount. A majority of the guarantees were in existence prior to the Transactions and have no expiration date. In the event NuStar Logistics must fund its obligation under these guarantees, that amount will be added to borrowings under the NuStar Facility, but will not reduce the amount available for borrowing.
Terminal Service Agreements. Simultaneously with the Transactions, we entered into four terminal service agreements with NuStar Logistics for their terminals in Wilmington, NC, Rosario, NM, Catoosa, OK and Houston, TX. Pursuant to the terms of the agreements, NuStar Logistics provides us with aggregate storage capacity of 0.8 million barrels and blending services to us for a service charge of $1.5 million per year. The storage charge will be adjusted annually based on the percentage increase in the consumer price index. The terminal service agreements each have a term of ten years, with our option to extend for an additional five years. We also have the option to terminate any terminal service agreement with 90 days written notice. If any of the terminal service agreements are extended, the storage charge will be based on the then‑current fair market storage rates for comparable storage services charged by NuStar Logistics to third parties.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

In addition, we have terminal service agreements with another subsidiary of NuStar Energy for its terminals in Jacksonville, FL, Dumfries, VA, and Baltimore, MD. These terminal service agreements have lease terms ranging from one to five years, with annual renewal options. We have the option to terminate any of these agreements at the end of a lease term with a 90 days written notice. Pursuant to the terms of the agreements, we lease aggregate storage capacity of approximately 0.6 million barrels for a storage charge of approximately $6.3 million per year, plus applicable throughput and handling fees.
Expenses relating to these terminal service agreements are included in “Operating expenses” on the consolidated statements of operations.
Crude Oil Supply Agreements. In connection with the Transactions, we entered into a crude oil supply agreement with NuStar Logistics (the Asphalt JV Crude Oil Supply Agreement) that commits us to purchase from NuStar Logistics in a given year the lesser of (i) the number of barrels of crude oil required to be purchased by NuStar Logistics from PDVSA under the PDVSA Crude Oil Supply Agreement for such year or (ii) 35,000 barrels per day of crude oil multiplied by the number of days in such year. The price we pay for crude oil under the Asphalt JV Crude Oil Supply Agreement is the actual price paid by NuStar Logistics to PDVSA under the PDVSA Crude Oil Supply Agreement and will include any credits received or adjustments made. The Asphalt JV Crude Oil Supply Agreement is effective for the term of the PDVSA Crude Oil Supply Agreement, which was originally scheduled to expire in March 2015. In November 2013, the PDVSA Crude Oil Supply Agreement and the Asphalt JV Crude Oil Supply Agreement were terminated effective January 1, 2014.
As of December 31, 2013 and 2012, we had payables to NuStar Logistics totaling $50.7 million and $109.4 million, respectively, mainly associated with crude oil purchases relating to the Asphalt JV Crude Oil Supply Agreement. For the year ended December 31, 2013 and for the period from September 28, 2012 to December 31, 2012, we paid $888.7 million and $152.3 million, respectively, to NuStar Logistics for crude purchases under the Asphalt JV Crude Oil Supply Agreement.
Services Agreements with NuStar GP, LLC. In conjunction with the Transactions, we entered into a services agreement with NuStar GP, LLC, effective September 28, 2012 (the Asphalt JV Services Agreement). The Asphalt JV Services Agreement provides that NuStar GP, LLC will furnish certain administrative and other operating services necessary to conduct our business. We agreed to pay NuStar GP, LLC $10.0 million annually for these services, subject to adjustment based on the annual merit increase percentage applicable to NuStar GP, LLC employees for the most recently completed contract year. The Asphalt JV Services Agreement will expire on December 31, 2017. We may terminate the Asphalt JV Services Agreement at any time, with 180 days prior written notice. Upon 45 days prior written notice, we may terminate or reduce the level of services, subject to us terminating all similar services identified in the Asphalt JV Service Agreement at such time. In the event we reduce or terminate services, the annual fee will be reduced by the stipulated percentage related to such services. During the year ended December 31, 2013, we provided written notice to reduce the level of services provided to 63% of the original service level.
Expenses relating to the Asphalt JV Service Agreement are reported in “General and administrative expenses” on the consolidated statements of operations and totaled $7.9 million for the year ended December 31, 2013.
In addition, we entered into an employee services agreement with NuStar GP, LLC, effective September 28, 2012 (the Asphalt JV Employee Services Agreement). The Asphalt JV Employee Services Agreement provided that certain of NuStar GP, LLC employees provided employee services to us. In exchange, we reimbursed NuStar GP, LLC for the compensation expense of those employees at the same rates that were in effect at the effective date of the Asphalt JV Employee Services Agreement, including an annual bonus amount that did not exceed NuStar GP, LLC’s target bonus plan. The employees covered under the Asphalt JV Employee Services Agreement were not entitled to any new unit‑based compensation grants from NuStar GP, LLC, and we were not responsible for any unit‑based compensation costs prior to the effective date. The Asphalt JV Employee Services Agreement terminated on December 31, 2012, and those employees officially transferred to NuStar Asphalt on January 1, 2013.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

While in effect, the expenses relating to the Asphalt JV Employee Services Agreement transactions were reported in “Operating expenses” and “General and administrative expenses” on the consolidated statements of operations.
As of December 31, 2013 and 2012, we had payables to NuStar GP, LLC totaling $0.5 million and $4.6 million, respectively, mainly associated with the Asphalt JV Service Agreement and the Asphalt JV Employee Services Agreement.
9. Employee Benefit Plans
The NuStar Asphalt Refining LLC 401(k) Plan
The NuStar Asphalt Refining LLC 401(k) Plan (the 401(k) Plan) is a qualified defined contribution plan that became effective January 1, 2013. Participation in the 401(k) Plan is voluntary and is open to substantially all NuStar Asphalt Refining LLC employees upon their date of hire, except for part‑time employees (as defined in the 401(k) Plan), who become eligible upon completing one year of service (as defined in the 401(k) Plan). 401(k) Plan participants can contribute from 1% up to 30% of their total annual compensation to the 401(k) Plan in the form of pre‑tax, after‑tax and/or Roth 401(k) contributions, limited to a maximum annual amount as set periodically by the Internal Revenue Service. NuStar Asphalt Refining LLC makes matching contributions in an amount equal to 100% of each participant’s employee contributions up to a maximum of 6% of the participant’s total annual compensation. Matching contributions vest over a five‑year period at 20% per year. Our matching contributions to the 401(k) Plan for the year ended December 31, 2013 totaled $1.1 million.
Pension and Other Postretirement Benefits
The NuStar Asphalt Refining LLC Retirement Plan (the Retirement Plan) is a qualified noncontributory defined benefit pension plan that became effective January 1, 2013. The Retirement Plan covers substantially all of NuStar Asphalt Refining LLC employees and generally provides eligible employees with retirement income calculated under a final average pay formula (FAP) or a cash balance formula. Employees who transferred from NuStar GP, LLC and were hired before January 1, 2011 are covered under FAP, which is based on years of service and compensation during their period of service, and employees become fully vested in their benefits upon attaining five years of vesting service. All other employees are covered under the cash balance formula, which is based on age and pay credits, and employees become fully vested in their benefits upon attaining three years of vesting service.
NuStar Asphalt Refining LLC also provides a retiree welfare plan for retired employees.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

The changes in the benefit obligation, the changes in fair value of plan assets, the funded status and the amounts recognized in our consolidated balance sheet for the Retirement Plan and other postretirement benefit plans as of and for the year ended December 31, 2013 were as follows:

	2013
		Other
	Retirement	postretirement
	Plan	benefit plans
	(Thousands of dollars)

Change in benefit obligation:
Benefit obligation, January 1	$—	$—
Service cost	2,666	108
Interest cost	—	4
Plan amendments	—	1,259
Actuarial gain	(394)	(177)
Benefit obligation, December 31	2,272	1,194

Change in plan assets:
Plan assets at fair value, January 1	—	—
Plan assets at fair value, December 31	—	—
Funded status at December 31	$(2,272)	$(1,194)

Amounts recognized in the consolidated balance sheet:
Accrued liabilities	$(130)	$(3)
Other long-term liabilities	(2,142)	(1,191)
Net pension liabilities	$(2,272)	$(1,194)

The components of net periodic benefit cost related to the Retirement Plan and other postretirement benefit plans were as follows:

	Year ended December 31, 2013
		Other
	Retirement	postretirement
	plan	benefit plans
	(Thousands of dollars)

Components of net periodic benefit cost:
Service cost	$2,666	$108
Interest cost	—	4
Net periodic benefit cost	$2,666	$112

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

Adjustments recognized in other comprehensive (loss) income related to the Retirement Plan and other postretirement benefit plans were as follows:

	Year ended December 31, 2013
		Other
	Retirement	postretirement
	Plan	benefit plans
	(Thousands of dollars)
Net unrecognized gain (loss) arising during the year:
Net actuarial gain	$394	$177
Prior service cost	—	(1,259)
Net unrecognized gain (loss) arising during the year	394	(1,082)
Net changes in other comprehensive income (loss)	$394	$(1,082)

The amounts recorded as a component of accumulated other comprehensive loss related to the Retirement Plan and other postretirement benefit plans were as follows:

	December 31, 2013
		Other
	Retirement	postretirement
	plan	benefit plans
	(Thousands of dollars)
Unrecognized actuarial gain (a)	$394	$177
Prior service cost (a)	—	(1,259)
Accumulated other comprehensive income (loss), net of tax	$394	$(1,082)

(a)	Represents the balance of accumulated other comprehensive gain that has not been recognized as a component of net periodic benefit cost.
In 2014, we expect to recognize $0.1 million of the unrecognized actuarial gain for both the Retirement Plan and other postretirement benefit plans. The aggregate accumulated benefit obligation for the Retirement Plan as of December 31, 2013 was $1.8 million. As of December 31, 2013, the aggregate accumulated benefit obligation for the Retirement Plan exceeded plan assets.
In December 2013, we established a trust to hold the Retirement Plan assets; however, we did not make any contributions during the year ended December 31, 2013. We expect to contribute $3.0 million to the Retirement Plan during 2014, which satisfies our minimum required contribution under the Employee Retirement Income Security Act.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid for the years ending December 31:

		Other
	Retirement	postretirement
	plan	benefit plans
	(Thousands of dollars)
2014	$130	$3
2015	240	7
2016	368	12
2017	504	19
2018	591	27
Year 2019-2023	4,920	401

The weighted average assumptions used to determine the benefits obligations were as follows:

	December 31, 2013
		Other
	Retirement	postretirement
	plan	benefit plans
Discount rate	5.15%	5.30%
Rate of compensation increase	3.68	n/a

The weighted average assumptions used to determine the net periodic benefit cost were as follows:

	Year ended December 31, 2013
		Other
	Retirement	postretirement
	Plan	benefit plans
Discount rate	4.48%	4.51%
Expected long-term rate of return on plan assets, net of
administrative expenses paid from trust	6.75	n/a
Rate of compensation increase	3.68	n/a

The assumed health care cost trend rates related to other postretirement benefit plans were as follows:

December 31, 2013
Health care cost trend rate assumed for next year	7.67%
Rate of which the cost trend rate was assumed to decline
(ultimate trend rate)	5.00

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. We sponsor a contributory postretirement health care plan. The plan has an annual limitation (a cap) on the increase of the employer’s share of the cost of covered benefits. The cap on the increase in employer’s cost is 2.5% per year. The assumed increase in total health care cost exceeds the 2.5% indexed cap, so increasing or decreasing the health care cost trend rate by 1% does not materially change our obligation or expense for the postretirement health care plan.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

Other Benefits
Prior to their transfer to NuStar Asphalt, certain employees were participants in long‑term incentive (LTI) plans offered by NuStar GP, LLC. Under these plans, employees were awarded NuStar Energy (NS) restricted units. These NS restricted units were awarded on an annual basis and vested over a five‑year period. The final award for employees that transferred to NuStar Asphalt from NuStar GP, LLC occurred in 2011 and will fully vest in 2016. Beginning on January 1, 2013 with the transfer of employees, expense for the vesting of these units is recorded in “Operating expenses” and “General and administrative expenses” in our consolidated statements of operations and as a contribution from NuStar Logistics in members’ equity.
10. Members’ Equity
As of December 31, 2013 and 2012, our members’ equity consists of the Class A Interest and the Class B Interest. LG owns 100% of the Class A Interest and NuStar Logistics own 100% of the Class B Interest, each of which have 50% of the voting interest in NuStar Asphalt. The Class A Interest has a distribution preference and a liquidation preference over the Class B Interest. Our LLC Agreement requires that we distribute all of our available cash, on a quarterly basis, to the Members. Available cash generally consists of our cash and cash equivalent assets less cash reserves established by the Board of Managers. Each quarter, available cash will be distributed first to the Class A Interest holders until they have received $4.9 million; second, 100% to the Class A Interest holders an amount equal to all unpaid distributions attributable to prior quarters; and third, to each Member a percentage equal to the percentage attributable to its membership interest. The quarterly distributions should be declared and paid within 30 days subsequent to each quarter‑end. No distributions were declared or paid for the year ended December 31, 2013 or for the period from September 28, 2012 to December 31, 2012. As a result, cumulative unpaid distributions due to LG as the holder of the Class A Interest totaled $24.5 million and $5.0 million at December 31, 2013 and 2012, respectively.
In the event of liquidation, all cash proceeds or other consideration will be distributed (1) 100% to the Class A Interest holders in an amount equal to the quarterly distribution, including unpaid distributions attributable to prior periods; (2) 100% to the Class A Interest holders in an amount equal to $175.0 million; (3) to each holder of a membership interest, a percentage equal to the percentage interest attributable to such membership interest until $250.0 million in the aggregate has been distributed; (4) (i) to the Class B Interest holders an amount equal to the percentage interest attributable to its membership interest, plus 30% until $300.0 million in the aggregate has been distributed and (ii) to each other holder of membership interests a percentage equal to the percentage interest attributable to the membership interest held by such holders minus such holder’s designated percentage; and (5) thereafter, to each Member an amount equal to the percentage interest attributable to its membership interest.
11. Concentrations of Credit Risk and Labor Force
Concentrations of customers in the asphalt industry may impact our overall exposure to credit risk, in that these customers may be similarly affected by changes in economic or other conditions. We market and sell our services to a broad base of customers and perform ongoing credit evaluations of our customers. We do not believe we have a significant concentration of credit risk at December 31, 2013 and 2012.
We do not have any customers that accounted for greater than 10% of the total revenues for the year ended December 31, 2013 and for the period from September 28, 2012 to December 31, 2012.
As of December 31, 2013, NuStar Asphalt Refining LLC employed 207 people of which approximately 39% were covered by a collective bargaining agreement. As of December 31, 2012, NuStar GP, LLC employed 177 people that provided operating and administrative services necessary to conduct the business of NuStar Asphalt, of which approximately 46% were covered by a collective bargaining agreement. The collective bargaining agreement expires January 31, 2015.

NUSTAR ASPHALT LLC
Notes to Consolidated Financial Statements - (Continued)

12. Subsequent Events
We have evaluated subsequent events that occurred after December 31, 2013 through February 28, 2014, the date of issuance of these audited consolidated financial statements.
On February 26, 2014, LG and NuStar Logistics closed an agreement in which NuStar Logistics’ remaining 50% ownership, the Class B Interest, was redeemed by NuStar Asphalt. The Company became a wholly owned subsidiary of LG affiliated entities and instituted a name change to Axeon Specialty Products LLC.
Upon the agreement close, LG made a capital contribution of $50.0 million and committed to an additional contribution of $25.0 million to be paid in March 2014.
As part of this transaction, the NuStar Facility was converted into a term loan with a balance of $190.0 million. The balance of the NuStar Facility just prior to close was $220.1 million. This balance was paid down to $190.0 million at close with proceeds from the capital contribution. The term loan has scheduled payments of $15.0 million on or before December 31, 2014, and an additional $25.0 million on or before September 30, 2015. Other than these two payments, the term loan does not have any scheduled amortization payments; however, excess cash, as defined in the agreement, must be used to repay amounts outstanding under the term loan. The term loan bears interest on a LIBOR‑based rate that was 3.2% at closing and matures on September 28, 2019, the same date as the NuStar Facility. NuStar Logistics will continue to provide up to $150.0 million of credit support, in the form of guarantees and letters of credit, for two years after the agreement closing, at which time this amount will begin declining and will terminate no later than September 2019. The transaction also includes the termination of our terminal service agreements with NuStar Logistics for their terminals in Rosario, NM, Catoosa, OK, and Houston, TX. NuStar Logistics purchased our remaining inventory at these facilities at closing. We also acquire ownership of NuStar Logistics’ terminals at Wilmington, NC and Dumfries, VA, which were leased by us prior to closing. Additionally, the expiration date of the Asphalt JV Services Agreement was accelerated to June 30, 2014, with an optional extension to September 30, 2014 for specified service categories.
Simultaneously with the agreement closing, the ABL Facility was amended from $450.0 million to $325.0 million. The Covenant Trigger has been waived for the period of May through August of each fiscal year. No other substantial changes were made to the terms of the ABL Facility.